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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                                SCHEDULE 13G


           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)

                            UNIFIRST CORPORATION
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                              (NAME OF ISSUER)

                   Common Stock, par value $.10 per share
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                       (TITLE OF CLASS OF SECURITIES)

                                 904708-10-4
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                               (CUSIP NUMBER)

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Check the following box if a fee is being paid with this statement /  /.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).





-----------------------------

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the labilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.       904708-10-4           13G               PAGE  2  OF  5  PAGES
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1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ALDO A. CROATTI

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) /  /
                                                                  (b) /  /

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3       SEC USE ONLY



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4       CITIZENSHIP OR PLACE OR ORGANIZATION

        U.S.A.



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      NUMBER OF         5       SOLE VOTING POWER

        SHARES                  10,199,060
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     BENEFICIALLY       6       SHARED VOTING POWER

     OWNED BY EACH
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       REPORTING        7       SOLE DISPOSITIVE POWER

        PERSON                  10,199,060
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         WITH           8       SHARED DISPOSITIVE POWER


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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

        10,199,060
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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES
                                                        /  /
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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        49.7
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12      TYPE OF REPORTING PERSON

        IN
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                              Page 2 of 5 pages

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                            (SCHEDULE 13G CONT'D)
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Item 1(a).      Name of Issuer:

                UniFirst Corporation

Item 1(b).      Address of Issuer's Principal Executive Offices:

                68 Jonspin Road
                Wilmington, MA 01887

Item 2(a).      Name of Person Filing:

                Aldo A. Croatti

Item 2(b).      Address of Principal Business Office or, if none, Residence:

                68 Jonspin Road
                Wilmington, MA 01887

Item 2(c).      Citizenship:

                U.S.A.

Item 2(d).      Title of Class of Securities:

                UniFirst Corporation Common Stock, $.10 par value.  See Item 4.

Item 2(e).      CUSIP Number:

                904708-10-4

Item 3.         Not Applicable

Item 4.         Ownership

                Mr. Croatti owns 10,199,060 shares of Class B Common
                Stock, $.10 par value (the "Class B Shares"), of UniFirst Corporation. The Class B Shares are convertible at any time at the holder's option into an identical number of shares of Common Stock of UniFirst Corporation. As a result of this conversion right, Mr. Croatti may be deemed to be the beneficial owner of the shares of Common Stock into which the Class B Shares are convertible. The 10,199,060 shares are owned of record by the Aldo A. Croatti Trust - 1983, of which Mr. Croatti is the sole trustee and a beneficiary.

                              Page 3 of 5 pages

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                (a)     Amount of Common Stock Beneficially Owned:

                        10,199,060 shares

                (b) Percent of Class (assuming the conversion of all Class B Common Stock into Common Stock):

                        49.7%

                (c) Number of shares of Common Stock as to which such person has:

                        (i)     sole power to vote or to direct the vote:

                                10,199,060 shares

                        (ii)    shared power to vote or to direct the vote:

                                None

                        (iii) sole power to dispose or to direct the disposition of:

                                10,199,060 shares

                        (iv) shared power to dispose or to direct the disposition of:

                                None

Item 5.         Ownership of Five Percent or Less of a Class

                Not Applicable

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

                Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                Not Applicable

Item 8.         Identification and Classification of Members of the Group

                Not Applicable

                              Page 4 of 5 pages
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Item 9.         Notice of Dissolution of the Group

                Not Applicable

Item 10.        Certification

                Not Applicable


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        2/2/96
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                                                        /s/ Aldo A. Croatti
                                                        -----------------------
                                                        Aldo A. Croatti








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